                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES AND EXCHANGE COMMISSION
      For the fiscal year ended December 30, 1999

                                       OR

 [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _______ to _______.

                           --------------------------

                          Commission file number 1-7657

                           --------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN

                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

                              Financial Statements
                          and Supplemental Information

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                     YEARS ENDED DECEMBER 30, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                              Financial Statements
                          and Supplemental Information

                     Years ended December 30, 1999 and 1998

                                    CONTENTS

Report of Independent Auditors.......................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits,
  with Fund Information..............................................  2
Statements of Changes in Net Assets Available for Plan Benefits,
  with Fund Information..............................................  4
Notes to Financial Statements........................................  6

Supplemental Information

Schedule I--Schedule of Investments Held.............................. 16
Schedule II--Schedule of Transactions in Excess of
  5% of Net Assets Available for Plan Benefits at Beginning of Year.. 17

                         Report of Independent Auditors

The Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") as of December 30, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 30, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30, 1999, and reportable transactions in excess of five percent of net assets available for plan benefits for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 20, 2000

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

              Statement of Net Assets Available for Plan Benefits,
                              With Fund Information
                                December 30, 1999



                                                                         INVESTMENT FUNDS
                                   -----------------------------------------------------------------------------------------
                                                             AMERICAN      LEHMAN
                                                              EXPRESS     BROTHERS      AMERICAN
                                      SHORT                   COMPANY     HOLDINGS       CENTURY       PRIME
                                      TERM        FIXED       COMMON     INC. COMMON      ULTRA        VALUE     TEMPLETON
                                    INTEREST      INCOME       STOCK        STOCK       INVESTORS   OBLIGATIONS   FOREIGN
                                      FUND         FUND        FUND         FUND          FUND          FUND        FUND

                                   -----------------------------------------------------------------------------------------
ASSETS
Institutional Contracts (at cost
   plus interest)                              $85,479,027
Investments at fair value:
   American Express Company
     Common Stock 379,391 shares
     (cost: $10,473,167)                                    $62,884,140
   Lehman Brothers Holdings Inc.
     Common Stock 723,402 shares
     (cost: $22,135,709)                                                $61,402,505
   American Century Ultra
     Investors Fund 2,518,910                                                         $114,308,128
     shares (cost: $68,137,838)
   Prime Value Obligations Fund
     15,026,246 shares (cost:                                                                       $15,026,246
     $15,026,246)
   Templeton Foreign Fund
     3,834,248 shares (cost:                                                                                     $42,905,230
     $36,387,048)
   Income Fund of America
     1,318,711 shares (cost:
     $20,729,446)
   Fidelity Capital & Income Fund
     2,400,827 shares (cost:
     $22,915,798)
   Vanguard Index Trust 500
     Portfolio
     641,283 shares (cost:
     $77,089,407)
   PIMCO Total Return Fund
     1,223,046 shares (cost:
     $12,629,905)
    Brandywine Blue Fund
     204,127 shares (cost:
     $5,664,640)
   ICM Small Company Portfolio
     105,537 shares (cost:
     $2,555,269)
   Vanguard Fixed Income
     Long-Term
     Corporate Portfolio
     1,244,394 shares
     (cost: $11,835,476)
   10 Uncommon Value Fund
     4,105,603 shares (cost:
     $39,886,634)
                                   -----------------------------------------------------------------------------------------
                                     $      -   85,479,027  62,884,140   61,402,505   114,308,128    15,026,246  42,905,230

Cash and short-term investments       384,864   16,708,757          50          617           665            96         282
Interest and dividends receivable       2,351       38,327           -          179             -        68,390           -
Other receivables                      10,089       21,568      40,151    2,026,133         3,484             -           -
Participant loans
Net Inter-fund transfers                7,659     (274,022)    (85,362)    (581,262)      203,345       271,496     277,330
   (payable) receivable
                                   -----------------------------------------------------------------------------------------
Total assets                          404,963  101,973,657  62,838,979   62,848,172   114,515,622    15,366,228  43,182,842

LIABILITIES
Accrued liabilities                     2,550       33,516      11,622       11,188        14,284         4,336       9,365
Other liabilities                           -            -           -            -             -        94,994         515
                                   -----------------------------------------------------------------------------------------
Total liabilities                       2,550       33,516      11,622       11,188        14,284        99,330       9,880
                                   -----------------------------------------------------------------------------------------
Net assets available for plan        $402,413  $101,940,141 $62,827,357 $62,836,984   $114,501,338  $15,266,898  $43,172,962
   benefits
                                   =========================================================================================


                                   -----------------------------------------------------------------------------------------------

                                                                                                                        VANGUARD
                                                 FIDELITY   VANGUARD      PIMCO                    ICM                    FIXED
                                      INCOME    CAPITAL &     INDEX       TOTAL     BRANDYWINE    SMALL                  INCOME
                                     FUND OF      INCOME    TRUST 500     RETURN       BLUE      COMPANY      LOAN      LONG TERM
                                     AMERICA       FUND     PORTFOLIO      FUND        FUND     PORTFOLIO    ACCOUNT    CORPORATE
                                                                                                                        PORTFOLIO
                                   -----------------------------------------------------------------------------------------------
ASSETS
Institutional Contracts (at cost
   plus interest)
Investments at fair value:
   American Express Company
     Common Stock 379,391 shares
     (cost: $10,473,167)
   Lehman Brothers Holdings Inc.
     Common Stock 723,402 shares
     (cost: $22,135,709)
   American Century Ultra
     Investors Fund 2,518,910
     shares (cost: $68,137,838)
   Prime Value Obligations Fund
     15,026,246 shares (cost:
     $15,026,246)
   Templeton Foreign Fund
     3,834,248 shares (cost:
     $36,387,048)
   Income Fund of America
     1,318,711 shares (cost:       $20,703,763
     $20,729,446)
   Fidelity Capital & Income Fund
     2,400,827 shares (cost:                    $22,231,659
     $22,915,798)
   Vanguard Index Trust 500
     Portfolio                                             $85,662,574
     641,283 shares (cost:
     $77,089,407)
   PIMCO Total Return Fund
     1,223,046 shares (cost:                                           $12,144,844
     $12,629,905)
    Brandywine Blue Fund
     204,127 shares (cost:                                                          $7,317,965
     $5,664,640)
   ICM Small Company Portfolio
     105,537 shares (cost:                                                                     $2,159,290
     $2,555,269)
   Vanguard Fixed Income
     Long-Term
     Corporate Portfolio                                                                                               $10,943,379
     1,244,394 shares
     (cost: $11,835,476)
   10 Uncommon Value Fund
     4,105,603 shares (cost:
     $39,886,634)
                                   -----------------------------------------------------------------------------------------------
                                    20,703,763  22,231,659 85,662,574   12,144,844  7,317,965   2,159,290   $       -  10,943,379

Cash and short-term investments             51          44        140           12        476         450         407          16
Interest and dividends receivable            -     144,130         48       68,304         16           -          66      62,061
Other receivables                          199           -     31,040            -      2,957       1,137           -           -
Participant loans                                                                                           5,084,521           -
Net Inter-fund transfers              (493,083)   (158,079)   286,319       15,813    368,023     154,291           -     129,437
   (payable) receivable
                                   -----------------------------------------------------------------------------------------------
Total assets                        20,210,930  22,217,754 85,980,121   12,228,973  7,689,437   2,315,168   5,084,994  11,134,893

LIABILITIES
Accrued liabilities                      5,371       5,323     12,766        2,917      1,016         212           -       2,581
Other liabilities                            -       2,186          -        4,494          -           -       2,157       1,837
                                   -----------------------------------------------------------------------------------------------
Total liabilities                        5,371       7,509     12,766        7,411      1,016         212       2,157       4,418
                                   -----------------------------------------------------------------------------------------------
Net assets available for plan      $20,205,559 $22,210,245 $85,967,355 $12,221,562 $7,688,421  $2,314,956  $5,082,837 $11,130,475
   benefits
                                   ===============================================================================================

                                   ------------------------------


                                        10
                                     UNCOMMON
                                       VALUE
                                       FUND           TOTAL

                                   ------------------------------
ASSETS
Institutional Contracts (at cost
   plus interest)                                   $85,479,027
Investments at fair value:
   American Express Company
     Common Stock 379,391 shares                     62,884,140
     (cost: $10,473,167)
   Lehman Brothers Holdings Inc.
     Common Stock 723,402 shares                     61,402,505
     (cost: $22,135,709)
   American Century Ultra
     Investors Fund 2,518,910                       114,308,128
     shares (cost: $68,137,838)
   Prime Value Obligations Fund
     15,026,246 shares (cost:                        15,026,246
     $15,026,246)
   Templeton Foreign Fund
     3,834,248 shares (cost:                         42,905,230
     $36,387,048)
   Income Fund of America
     1,318,711 shares (cost:                         20,703,763
     $20,729,446)
   Fidelity Capital & Income Fund
     2,400,827 shares (cost:                         22,231,659
     $22,915,798)
   Vanguard Index Trust 500
     Portfolio                                       85,662,574
     641,283 shares (cost:
     $77,089,407)
   PIMCO Total Return Fund
     1,223,046 shares (cost:                         12,144,844
     $12,629,905)
    Brandywine Blue Fund
     204,127 shares (cost:                            7,317,965
     $5,664,640)
   ICM Small Company Portfolio
     105,537 shares (cost:                            2,159,290
     $2,555,269)
   Vanguard Fixed Income
     Long-Term
     Corporate Portfolio                             10,943,379
     1,244,394 shares
     (cost: $11,835,476)
   10 Uncommon Value Fund
     4,105,603 shares (cost:       $47,434,807       47,434,807
     $39,886,634)
                                   ------------------------------
                                    47,434,807      590,603,557

Cash and short-term investments         (3,973)      17,092,954
Interest and dividends receivable            -          383,872
Other receivables                          358        2,137,116
Participant loans                            -        5,084,521
Net Inter-fund transfers              (121,905)               -
   (payable) receivable
                                   ------------------------------
Total assets                        47,309,287      615,302,020

LIABILITIES
Accrued liabilities                      5,999          123,046
Other liabilities                            -          106,183
                                   ------------------------------
Total liabilities                        5,999          229,229
                                   ------------------------------
Net assets available for plan      $47,303,288      $615,072,791
   benefits
                                   ==============================

SEE ACCOMPANYING NOTES.

                                         Lehman Brothers Holdings Inc.
                                           Tax Deferred Savings Plan

                            Statement of Net Assets Available for Plan Benefits,
                                            With Fund Information

                                              December 30, 1998
                                              Investment Funds

                                                    --------------------------------------------------------------------------------
                                                                                      AMERICAN     LEHMAN BROTHERS         AMERICAN
                                                        SHORT                     EXPRESS COMPANY   HOLDINGS INC.          CENTURY
                                                         TERM          FIXED           COMMON           COMMON              ULTRA
                                                       INTEREST        INCOME          STOCK            STOCK             INVESTORS
                                                         FUND           FUND            FUND             FUND               FUND
                                                    --------------------------------------------------------------------------------
ASSETS

Institutional Contracts (at cost plus interest)                     $107,798,944
Investments at fair value:
American Express Company Common Stock Fund 419,796
   shares (cost: $11,517,390)                                                        $43,999,868
Lehman Brothers Holdings Inc. Common Stock Fund
   762,688 shares (cost: $20,393,942)                                                                 $33,033,924
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)                                                                                $83,925,129
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)
Income Fund of America
   1,488,947 shares (cost: $23,178,143)
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)
                                                    --------------------------------------------------------------------------------
                                                                -    107,798,944      43,999,868       33,033,924       83,925,129

Cash and short-term investments                         $ 354,122      3,393,619              57        1,882,099                -
Interest and dividends receivable                           1,911          7,766              52              398                -
Participant loans                                               -              -               -                -                -
Other receivables                                          10,084          6,457          42,788          100,827            4,243
Net Inter-fund transfers (payable) receivable               7,813       (620,670)        (50,077)         (17,084)         (63,176)
                                                    --------------------------------------------------------------------------------
Total assets                                              373,930    110,586,116      43,992,688       35,000,164       83,866,196

LIABILITIES

   Accrued liabilities                                      1,050         55,287          15,216           13,184           28,378
   Other liabilities                                            -              -               -                -                -
                                                    --------------------------------------------------------------------------------
Total liabilities                                           1,050         55,287          15,216           13,184           28,378
                                                    --------------------------------------------------------------------------------
Net assets available for plan benefits                  $ 372,880   $110,530,829     $43,977,472      $34,986,980      $83,837,818
                                                    ================================================================================

                                                     -----------------------------------------------------------------------
                                                           PRIME                                            FIDELITY
                                                           VALUE         TEMPLETON                          CAPITAL &
                                                        OBLIGATIONS       FOREIGN           INCOME           INCOME
                                                           FUND             FUND       FUND OF AMERICA        FUND
                                                     -----------------------------------------------------------------------
ASSETS

Institutional Contracts (at cost plus interest)
Investments at fair value:
American Express Company Common Stock Fund 419,796
   shares (cost: $11,517,390)
Lehman Brothers Holdings Inc. Common Stock Fund
   762,688 shares (cost: $20,393,942)
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)                 $16,771,235
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)                                  $33,850,697
Income Fund of America
   1,488,947 shares (cost: $23,178,143)                                                   $25,758,789
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)                                                                    $22,216,669
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)
                                                     -----------------------------------------------------------------------
                                                          16,771,235      33,850,697       25,758,789       22,216,669

Cash and short-term investments                                    -         (13,987)           4,030                -
Interest and dividends receivable                             70,775               -                -                -
Participant loans                                                  -               -                -                -
Other receivables                                                  -          13,959            1,240            4,896
Net Inter-fund transfers (payable) receivable                234,472           6,296          (11,016)         (40,577)
                                                     -----------------------------------------------------------------------
Total assets                                              17,076,482      33,856,965       25,753,043       22,180,988

LIABILITIES

   Accrued liabilities                                         7,799          15,337           13,960            9,051
   Other liabilities                                         101,687               -                -            4,889
                                                     -----------------------------------------------------------------------
Total liabilities                                            109,486          15,337           13,960           13,940
                                                     -----------------------------------------------------------------------
Net assets available for plan benefits                   $16,966,996     $33,841,628      $25,739,083      $22,167,048
                                                     =======================================================================

                                                     -------------------------------------------------------------------
                                                       VANGUARD           PIMCO                                ICM
                                                         INDEX            TOTAL         BRANDYWINE            SMALL
                                                       TRUST 500         RETURN            BLUE              COMPANY
                                                       PORTFOLIO          FUND             FUND             PORTFOLIO
                                                     -------------------------------------------------------------------
ASSETS

Institutional Contracts (at cost plus interest)
Investments at fair value:
American Express Company Common Stock Fund 419,796
   shares (cost: $11,517,390)
Lehman Brothers Holdings Inc. Common Stock Fund
   762,688 shares (cost: $20,393,942)
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)
Income Fund of America
   1,488,947 shares (cost: $23,178,143)
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)                 $70,031,696
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)                                 $12,142,743
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)                                                     $5,755,751
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)                                                                        $1,420,115
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)
                                                     -------------------------------------------------------------------
                                                       70,031,696        12,142,743       5,755,751         1,420,115

Cash and short-term investments                            15,248               414               -                 -
Interest and dividends receivable                               -                 -               4                 -
Participant loans                                               -                 -               -                 -
Other receivables                                          35,033                 -               -                 -
Net Inter-fund transfers (payable) receivable             315,186            30,684         (13,385)          209,665
                                                     -------------------------------------------------------------------
Total assets                                           70,397,163        12,173,841       5,742,370         1,629,780

LIABILITIES

   Accrued liabilities                                     34,756             5,326           1,105               151
   Other liabilities                                            -               256             995               966
                                                     -------------------------------------------------------------------
Total liabilities                                          34,756             5,582           2,100             1,117
                                                     -------------------------------------------------------------------
Net assets available for plan benefits                $70,362,407       $12,168,259      $5,740,270        $1,628,663
                                                     ===================================================================

                                                     -------------------------------------------------------

                                                                          VANGUARD FIXED
                                                                         INCOME LONG TERM
                                                          LOAN               CORPORATE
                                                        ACCOUNT              PORTFOLIO          TOTAL
                                                     -------------------------------------------------------
ASSETS

Institutional Contracts (at cost plus interest)                                               $107,798,944
Investments at fair value:
American Express Company Common Stock Fund 419,796
   shares (cost: $11,517,390)                                                                   43,999,868
Lehman Brothers Holdings Inc. Common Stock Fund
   762,688 shares (cost: $20,393,942)                                                           33,033,924
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)                                                         83,925,129
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)                                                        16,771,235
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)                                                         33,850,697
Income Fund of America
   1,488,947 shares (cost: $23,178,143)                                                         25,758,789
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)                                                         22,216,669
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)                                                           70,031,696
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)                                                         12,142,743
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)                                                             5,755,751
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)                                                              1,420,115
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)                                   $11,722,187           11,722,187
                                                     -------------------------------------------------------
                                                                 -         11,722,187          468,427,747

Cash and short-term investments                                  -                  -            5,635,602
Interest and dividends receivable                                -                  -               80,906
Participant loans                                        3,976,563                  -            3,976,563
Other receivables                                                -              1,798              221,325
Net Inter-fund transfers (payable) receivable                    -             11,869                    -
                                                     -------------------------------------------------------
Total assets                                             3,976,563         11,735,854          478,342,143

LIABILITIES

   Accrued liabilities                                           -              4,469              205,069
   Other liabilities                                             -                  -              108,793
                                                     -------------------------------------------------------
Total liabilities                                                -              4,469              313,862
                                                     -------------------------------------------------------
Net assets available for plan benefits                  $3,976,563        $11,731,385         $478,028,281
                                                     =======================================================

SEE ACCOMPANYING NOTES.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                          Year ended December 30, 1999

                                Investment Funds

                                     -----------------------------------------------------------------------------------------------
                                                                 AMERICAN       LEHMAN
                                                                 EXPRESS       BROTHERS      AMERICAN
                                       SHORT                     COMPANY       HOLDINGS       CENTURY        PRIME
                                        TERM        FIXED         COMMON      INC. COMMON      ULTRA         VALUE       TEMPLETON
                                      INTEREST     INCOME         STOCK          STOCK       INVESTORS    OBLIGATIONS     FOREIGN
                                        FUND        FUND           FUND          FUND          FUND          FUND           FUND
                                     -----------------------------------------------------------------------------------------------
Investment income:
   Interest and dividends             $ 29,483    $7,135,088    $  361,129     $   285,347   $      127    $  826,296    $1,168,780
   Net realized and unrealized
     appreciation/(depreciation)
     in fair value of investments            -            68    22,398,899      30,092,679   33,700,496             -    11,872,485
                                     -----------------------------------------------------------------------------------------------
                                        29,483     7,135,156    22,760,028      30,378,026   33,700,623       826,296    13,041,265

Contributions:
   Employer                                  -             -             -       2,045,136            -             -             -
   Participants                              -     2,632,205             -       3,503,589    6,933,252     1,083,198     3,371,556
   Rollovers                                 -       134,618        87,691         264,463      824,319        69,537       231,836
                                     -----------------------------------------------------------------------------------------------
                                             -     2,766,823        87,691       5,813,188    7,757,571     1,152,735     3,603,392

Net inter-fund transfers (out) in            -    (8,716,108)   (2,171,788)     (5,973,199)  (3,068,942)   (2,091,355)   (3,719,189)
Administrative fees                         50       (48,489)      (18,036)        (22,666)     (24,303)       (3,441)       (9,966)
Participant withdrawals                      -    (9,728,070)   (1,808,010)     (2,345,345)  (7,701,429)   (1,584,333)   (3,584,168)
                                     -----------------------------------------------------------------------------------------------
                                            50   (18,492,667)   (3,997,834)     (8,341,210) (10,794,674)   (3,679,129)   (7,313,323)
                                     -----------------------------------------------------------------------------------------------

Net increase (decrease)                 29,533    (8,590,688)   18,849,885      27,850,004   30,663,520    (1,700,098)    9,331,334
Net assets available for plan
   benefits, beginning of year         372,880   110,530,829    43,977,472      34,986,980   83,837,818    16,966,996    33,841,628
                                     ===============================================================================================
Net assets available for plan
   benefits, end of year              $402,413  $101,940,141   $62,827,357     $62,836,984 $114,501,338   $15,266,898   $43,172,962
                                     ===============================================================================================

                                     --------------------------------------------------------------------------------------


                                                       FIDELITY      VANGUARD       PIMCO                       ICM
                                          INCOME       CAPITAL &       INDEX        TOTAL      BRANDYWINE      SMALL
                                          FUND OF       INCOME       TRUST 500      RETURN        BLUE        COMPANY
                                          AMERICA        FUND        PORTFOLIO       FUND         FUND       PORTFOLIO
                                     --------------------------------------------------------------------------------------
Investment income:
   Interest and dividends                $1,193,745    $2,418,513    $ 924,551     $  810,943   $      59    $   24,904
   Net realized and unrealized
     appreciation/(depreciation)
     in fair value of investments          (865,543)      625,515   14,029,190       (754,280)  2,465,556         9,767
                                     --------------------------------------------------------------------------------------
                                            328,202     3,044,028   14,953,741         56,663   2,465,615        34,671

Contributions:
   Employer                                       -             -            -              -           -             -
   Participants                           1,569,605     2,296,014    9,235,609        932,072   1,122,659       513,133
   Rollovers                                127,467       355,640    3,151,953         82,658      78,487       207,874
                                     --------------------------------------------------------------------------------------
                                          1,697,072     2,651,654   12,387,562      1,014,730   1,201,146       721,007

Net inter-fund transfers (out) in        (5,374,824)   (4,037,571)  (3,770,960)      (243,701) (1,062,582)       89,160
Administrative fees                          (5,497)       (6,561)     (25,624)        (3,292)     (2,449)         (898)
Participant withdrawals                  (2,178,477)   (1,608,353)  (7,939,771)      (771,097)   (653,579)     (157,647)
                                     --------------------------------------------------------------------------------------
                                         (7,558,798)   (5,652,485) (11,736,355)    (1,018,090) (1,718,610)      (69,385)
                                     --------------------------------------------------------------------------------------

Net increase (decrease)                  (5,533,524)       43,197   15,604,948         53,303   1,948,151       686,293
Net assets available for plan
   benefits, beginning of year           25,739,083    22,167,048   70,362,407     12,168,259   5,740,270     1,628,663
                                     ======================================================================================
Net assets available for plan
   benefits, end of year                $20,205,559   $22,210,245  $85,967,355    $12,221,562  $7,688,421    $2,314,956
                                     ======================================================================================
                                     -----------------------------------------------------

                                                  VANGUARD
                                                FIXED INCOME         10
                                                 LONG TERM        UNCOMMON
                                       LOAN      CORPORATE         VALUE
                                      ACCOUNT    PORTFOLIO          FUND          TOTAL
                                     --------------------------------------------------------
Investment income:
   Interest and dividends            $  384,804 $   818,392       $    2,429   $ 16,384,590
   Net realized and unrealized
     appreciation/(depreciation)
     in fair value of investments             -  (1,497,102)       7,562,374    119,640,104
                                     --------------------------------------------------------
                                        384,804    (678,710)       7,564,803    136,024,694

Contributions:
   Employer                                   -           -                -      2,045,136
   Participants                               -   1,022,753                -     34,215,645
   Rollovers                                  -     111,677                -      5,728,220
                                     --------------------------------------------------------
                                              -   1,134,430                -     41,989,001

Net inter-fund transfers (out) in       840,328    (503,409)      39,804,140              -
Administrative fees                           -      (3,088)          (9,193)      (183,453)
Participant withdrawals                (118,858)   (550,133)         (56,462)   (40,785,732)
                                     --------------------------------------------------------
                                        721,470  (1,056,630)      39,738,485    (40,969,185)
                                     --------------------------------------------------------

Net increase (decrease)               1,106,274    (600,910)      47,303,288    137,044,510
Net assets available for plan
   benefits, beginning of year        3,976,563  11,731,385                -    478,028,281
                                     ========================================================
Net assets available for plan
   benefits, end of year             $5,082,837 $11,130,475      $47,303,288   $615,072,791
                                     ========================================================

SEE ACCOMPANYING NOTES.

                                Lehman Brothers Holdings Inc.
                                  Tax Deferred Savings Plan

               Statement of Changes in Net Assets Available for Plan Benefits,
                                    With Fund Information

                                Year ended December 30, 1998

                                      Investment Funds

                             -------------------------------------------------------------------------------------------------------
                                                                                                 LEHMAN BROTHERS
                                                SHORT                          AMERICAN EXPRESS    HOLDINGS INC.   AMERICAN CENTURY
                                                 TERM             FIXED         COMPANY COMMON        COMMON             ULTRA
                                               INTEREST          INCOME              STOCK             STOCK           INVESTORS
                                                 FUND             FUND               FUND              FUND              FUND
                                           -----------------------------------------------------------------------------------------
Investment income:
   Interest and dividends                     $   29,251       $   7,590,053     $    283,510      $    225,844      $        (39)
   Net realized and unrealized
      appreciation/(depreciation) in fair
      value of investments                             -                   -        6,180,264        (4,770,276)       21,856,734
                                           -----------------------------------------------------------------------------------------
                                                  29,251           7,590,053        6,463,774        (4,544,432)       21,856,695
Contributions:
   Employer                                            -                   -                -         2,077,735                 -
   Participants                                        -           2,821,357                -         3,190,813         6,466,345
   Rollovers                                           -             388,080                -           590,184           544,803
                                           -----------------------------------------------------------------------------------------
                                                       -           3,209,437                -         5,858,732         7,011,148

Net inter-fund transfers (out) in                      -          (4,127,748)      (1,439,591)       (1,068,932)       (2,758,482)
Administrative fees                                   50            (104,062)         (29,277)          (32,548)          (49,935)
Participant withdrawals                                -         (14,846,816)      (2,064,178)       (2,346,102)       (5,634,191)
Transfer (to) from other plan                          -                   -        2,427,416           228,200                 -
                                           -----------------------------------------------------------------------------------------
                                                      50         (19,078,626)      (1,105,630)       (3,219,382)       (8,442,608)
                                           -----------------------------------------------------------------------------------------

Net increase (decrease)                           29,301          (8,279,136)       5,358,144        (1,905,082)       20,425,235
Net assets available for plan benefits,
   beginning of year                             343,579         118,809,965       38,619,328        36,892,062        63,412,583
                                           -----------------------------------------------------------------------------------------
Net assets available for plan benefits,
   end of year                                $  372,880       $ 110,530,829     $ 43,977,472      $ 34,986,980      $ 83,837,818
                                           =========================================================================================

                                           -------------------------------------------------------------------
                                                PRIME                                            FIDELITY
                                                VALUE         TEMPLETON          INCOME      CAPITAL & INCOME
                                             OBLIGATIONS       FOREIGN      FUND OF AMERICA        FUND
                                                FUND             FUND
                                           -------------------------------------------------------------------
Investment income:
   Interest and dividends                     $    899,433    $    954,383     $  1,214,108     $  1,756,813
   Net realized and unrealized
      appreciation/(depreciation) in fair
      value of investments                               -      (2,825,659)       1,037,865         (756,739)
                                           -------------------------------------------------------------------
                                                   899,433      (1,871,276)       2,251,973        1,000,074
Contributions:
   Employer                                              -               -                -                -
   Participants                                  1,105,194       4,024,880        1,669,221        2,419,907
   Rollovers                                        60,372         325,635          369,239          304,872
                                           -------------------------------------------------------------------
                                                 1,165,566       4,350,515        2,038,460        2,724,779

Net inter-fund transfers (out) in                2,045,683      (2,718,360)        (526,918)        (408,145)
Administrative fees                                (10,766)        (24,292)         (17,114)         (15,087)
Participant withdrawals                         (3,633,097)     (2,540,965)      (1,962,083)      (1,712,724)
Transfer (to) from other plan                      256,418               -                -                -
                                           -------------------------------------------------------------------
                                                (1,341,762)     (5,283,617)      (2,506,115)      (2,135,956)
                                           -------------------------------------------------------------------

Net increase (decrease)                            723,237      (2,804,378)       1,784,318        1,588,897
Net assets available for plan benefits,
   beginning of year                            16,243,759      36,646,006       23,954,765       20,578,151
                                           -------------------------------------------------------------------
Net assets available for plan benefits,
   end of year                                $ 16,966,996    $ 33,841,628     $ 25,739,083     $ 22,167,048
                                           ===================================================================

                                           -----------------------------------------------------------------------------
                                                                    PIMCO                                   ICM
                                            VANGUARD INDEX          TOTAL           BRANDYWINE             SMALL
                                               TRUST 500           RETURN              BLUE               COMPANY
                                               PORTFOLIO            FUND               FUND              PORTFOLIO
                                           -----------------------------------------------------------------------------
Investment income:
   Interest and dividends                      $    782,231      $    838,317      $     45,112        $     7,691
   Net realized and unrealized
      appreciation/(depreciation) in fair
      value of investments                       14,171,726           255,730          (192,747)           (66,953)
                                           -----------------------------------------------------------------------------
                                                 14,953,957         1,094,047          (147,635)           (59,262)
Contributions:
   Employer                                               -                 -                 -                  -
   Participants                                   7,436,154           788,415         1,078,208             92,815
   Rollovers                                      1,713,908           200,346           345,775             74,808
                                           -----------------------------------------------------------------------------
                                                  9,150,062           988,761         1,423,983            167,623

Net inter-fund transfers (out) in                 3,884,540           106,457           982,606          1,522,619
Administrative fees                                 (41,207)           (7,778)           (3,983)              (446)
Participant withdrawals                          (4,624,071)         (748,714)         (182,183)            (1,871)
Transfer (to) from other plan                             -                 -                 -                  -
                                           -----------------------------------------------------------------------------
                                                   (780,738)         (650,035)          796,440          1,520,302
                                           -----------------------------------------------------------------------------

Net increase (decrease)                          23,323,281         1,432,773         2,072,788          1,628,663
Net assets available for plan benefits,
   beginning of year                             47,039,126        10,735,486         3,667,482                  -
                                           -----------------------------------------------------------------------------
Net assets available for plan benefits,
   end of year                                 $ 70,362,407      $ 12,168,259      $  5,740,270        $ 1,628,663
                                           =============================================================================

                                           -------------------------------------------------------
                                                              VANGUARD FIXED
                                                                INCOME LONG
                                                 LOAN         TERM CORPORATE
                                                ACCOUNT          PORTFOLIO            TOTAL
                                           -------------------------------------------------------
Investment income:
   Interest and dividends                     $   136,113       $    693,039    $   15,455,859
   Net realized and unrealized
      appreciation/(depreciation) in fair
      value of investments                              -            301,110        35,191,055
                                           -------------------------------------------------------
                                                  136,113            994,149        50,646,914
Contributions:
   Employer                                             -                  -         2,077,735
   Participants                                         -            859,368        31,952,677
   Rollovers                                            -            169,730         5,087,752
                                           -------------------------------------------------------
                                                        -          1,029,098        39,118,164

Net inter-fund transfers (out) in               3,897,432            608,839                 -
Administrative fees                                     -             (7,716)         (344,161)
Participant withdrawals                           (56,982)        (1,095,197)      (41,449,174)
Transfer (to) from other plan                           -                  -         2,912,034
                                           -------------------------------------------------------
                                                3,840,450           (494,074)      (38,881,301)
                                           -------------------------------------------------------

Net increase (decrease)                         3,976,563          1,529,173        50,883,777
Net assets available for plan benefits,
   beginning of year                                    -         10,202,212       427,144,504
                                           -------------------------------------------------------
Net assets available for plan benefits,
   end of year                                $ 3,976,563       $ 11,731,385    $  478,028,281
                                           =======================================================

SEE ACCOMPANYING NOTES

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                                December 30, 1999

1. DESCRIPTION OF THE PLAN

GENERAL

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984, was amended and restated effective January 1, 1989 and was subsequently amended through November 15, 1998. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become Plan participants as soon as administratively possible upon employment. Prior to July 1, 1995, there was a 12-month service requirement for plan participants.

The Plan is subject to the provisions of ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

CONTRIBUTIONS

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of the participant's annual compensation, as defined in the Plan document. The Company may make a contribution, in Company stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

   1. Participants whose compensation is below $37,800 per year and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's Before-Tax contributions.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

   2. Participants whose compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's Before-Tax contributions. Company contributions to participants whose compensation is between $37,800 and $100,000 per year will be made only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

   3. Company contributions will not be made for participants whose compensation exceeds $100,000 per year.

In 1999 and 1998, Company contributions were made in cash. Boston Safe Deposit & Trust Company ("Boston Safe"), the Plan's custodian, used cash to purchase the Company's common stock.

A participant's Before-Tax Contributions will not be subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. The maximum limitation amount was $10,000 for 1999 and 1998. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VALUATION OF PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date.

INVESTMENTS

Participants' contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a monthly basis. Participants may also elect to transfer existing fund balances among the investment funds, generally on a monthly basis.

The following is a general description of each investment fund in which the Plan invested, as directed by participants:

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

   FIXED INCOME FUND: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:


                                                                  CARRYING VALUE AT
                                        MATURITY  INTEREST           DECEMBER 30
                                          DATE    RATE (%)      1999            1998
                                        ------------------------------------------------
     Metropolitan Life Insurance Co.
       Contract #24565                  06/30/99     7.30      $        -     $5,976,916
       Contract #13955                  06/15/99     8.25               -      6,697,411

     Allstate Life Insurance Company
       Contract #GICGA5584              12/15/00     7.30      10,841,725     15,082,111
       Contract #GICGA5806              07/05/00     6.81       5,412,558      7,564,002

     Prudential Asset Management Group
       Contract #7430-211               12/15/99     6.52               -     10,363,944

     American International Life
     Assurance Company of New York
       Contract #18180T                 6/15/00      5.45       9,421,075      8,934,160

     People's Security Insurance Co.
       Contract #BDA00473FR             08/15/01     8.20      14,860,342     13,734,267
       Contract #BDA00568FR             12/15/01     6.85      12,783,173     11,963,674

     The Principal Financial Group
       Contract #4-08804-01             12/15/00     6.15       4,529,461      4,267,388
       Contract #4-08804-02             12/15/02     6.40      11,999,361     11,277,600

     New York Life Insurance Company
       Contract #30727                  6/14/02      6.52       3,627,452      3,405,565

     Transamerica Life Insurance
       Company
       Contract #51499                  12/15/02     6.02       3,646,384      3,439,335

     Travelers Life Insurance Company
       Contract #GA16953                12/15/02     6.02       5,399,146      5,092,571

     Bank of America
       Contract #99-238                 11/15/04     6.20       2,958,350              -
                                                            ------------------------------
                                                              $85,479,027     $107,798,944
                                                            ==============================

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

    The carrying value of the contracts approximates their fair value as of December 30, 1999 and 1998. Carrying Value was estimated using an analysis based on the Plan's current investment rate for a similar contract.

    AMERICAN EXPRESS COMPANY COMMON STOCK FUND: This fund invests solely in the common stock of American Express. As of May 31, 1994, this fund has been closed to any new contributions, dividend reinvestments, or transfers in from other funds.

    LEHMAN BROTHERS HOLDINGS INC. COMMON STOCK FUND: This fund invests solely in the common stock of the Company.

    AMERICAN CENTURY ULTRA INVESTORS FUND: The primary objective of this fund is to provide a high level of capital appreciation by investing primarily in medium and large-sized companies with above average growth potential.

    PRIME VALUE OBLIGATIONS FUND: The objective of this short-term, fixed income money market fund is to provide current income and stability of principal.

    TEMPLETON FOREIGN FUND: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

    INCOME FUND OF AMERICA: This fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

    FIDELITY CAPITAL & INCOME FUND: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

    VANGUARD INDEX TRUST 500 PORTFOLIO/S&P 500 INDEX FUND: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

    PIMCO TOTAL RETURN FUND: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

    BRANDYWINE BLUE FUND: This fund invests in high quality blue chip stocks with the objective of providing long-term growth.

    VANGUARD FIXED INCOME LONG-TERM CORPORATE PORTFOLIO: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.

    ICM SMALL COMPANY PORTFOLIO: This fund invests in common stock of smaller companies in terms of revenue and assets and more, importantly, in terms of market capitalization with the objective of providing maximum long-term total return. This fund was added as an investment option to the Plan on June 1, 1998.

    10 UNCOMMON VALUES FUND: This fund is a unit investment trust comprised of ten stocks chosen on or about July 1 of each year by the Lehman Brothers Investment Policy Committee. Its objective is to outperform the S&P 500 over the 12-month period. This fund was added as an investment option to the Plan on July 2, 1999.

In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of Boston Safe for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded in the investment fund from which the participant withdrew.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 1999:

                                                                   MARKET VALUE
                                                     NUMBER        AT DECEMBER
  FUNDS                                            OF SHARES         30, 1999
  -----                                            -----------------------------
  American Express Company common stock               379,391     $  62,884,140
  Lehman Brothers Holdings Inc. common stock          723,402        61,402,505
  American Century Ultra Investors Fund             2,518,910       114,308,128
  Templeton Foreign Fund                            3,834,248        42,905,230
  Vanguard Index Trust 500 Portfolio                  641,283        85,662,574
  10 Uncommon Values Fund                           4,105,603        47,434,807

BENEFITS

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59-1/2 are permitted of before-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. A participant can elect to withdraw all or a part of their rollover contribution made to the Plan. Prior to 1999, such a withdrawal must have been at least $1,000 (or 100% of the value of his account if less) and was allowed only once during any consecutive 12-month period.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, for distributions before age 591/2 the balance in the participant's account is paid to the participant in a lump-sum payment. However, if the balance in his account exceeds $5,000, payment will not be made before age 65 without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

BENEFITS PAYABLE

Benefits payable to those participants who have elected to receive a distribution (or be paid automatically as described above) from the Plan but have not yet been paid was $7,166,446 and $5,319,943 in 1999 and 1998, respectively.

VESTING

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 14, 1995, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code ("Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to the receipt of the determination letter. The Employee Benefit Plans Committee intends to apply for a new determination letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefit Plans Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan account. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have until the end of the quarter following the quarter in which they terminate to pay the balance of their loan in full, in one lump sum payment. Loans not repaid in that timeframe will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the year ended December 30, 1999, $118,858 in outstanding loan balances was reclassified as taxable distributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest, which approximates fair value.

Purchase and sales of securities are reflected on a trade-date basis.

OTHER

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. ADMINISTRATIVE FEES

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 1999 and 1998, the Plan was charged $183,453 and $344,161 for administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

4. PLAN TERMINATION

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. TRANSFER FROM OTHER PLAN

On December 1, 1998, a transfer was made from the Lehman Brothers Holdings Inc. Employee Stock Ownership Plan upon its termination for participants who elected to transfer their account balances in the amount of $2,912,034. 24,259 shares of American Express common shares valued at $2,427,416, 4,564 shares of Lehman Brothers Holdings common shares valued at $228,200, and $256,418 in cash were transferred into the Plan on behalf of these participants.

SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            LEHMAN BROTEHRS HOLDINGS INC.
                                            TAX DEFERRED SAVINGS PLAN


                                            By: /s/ Wendy McKinley
                                               -------------------------------
                                               Wendy McKinley
                                               Lehman Brothers Holdings Inc.
                                               Employee Benefit Plans Committee

June 28, 2000

                            Supplemental Information

                                                                      SCHEDULE I

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                     Line 27a--Schedule of Investments Held

                                  Plan No. 003
                     Employer Identification No. 13-3216325

                                December 30, 1999

                                                      PAR VALUE/   CURRENT VALUE      COST AT
                                                      NUMBER OF     AT DECEMBER      DECEMBER
                                                        SHARES        30, 1999       30, 1999
                                                     ------------- --------------- --------------
CONTRACTS ISSUED BY INSTITUTIONS
Allstate Life Insurance Co
  Contract #GICA5584                                  10,841,725     $10,841,725     $10,841,725
  Contract #GICA5806                                   5,412,558      5,412,558       5,412,558
American International Life Assurance Company of
  New York
    Contract #18180T                                   9,421,075      9,421,075       9,421,075
People's Security Insurance Co.
  Contract #BDA00473FR                                14,860,342     14,860,342      14,860,342
  Contract #BDA00568FR                                12,783,173     12,783,173      12,783,173
The Principal Financial Group
  Contract #4-08804-01                                 4,529,461      4,529,461       4,529,461
  Contract #4-08804-02                                11,999,361     11,999,361      11,999,361
New York Life Insurance Co.
  Contract #30727                                      3,627,452      3,627,452       3,627,452
TransAmerica Life Insurance Co.
  Contract #51499                                      3,646,384      3,646,384       3,646,384
Travelers Life Insurance Co.
  Contract #GA16953                                    5,399,146      5,399,146       5,399,146
Bank of America
  Contract #99-238                                     2,958,350      2,958,350       2,958,350
                                                                   ------------------------------
                                                                     85,479,027      85,479,027

STOCK FUNDS
American Express Company common stock                    379,391     62,884,140      10,473,167
Lehman Brothers Holdings Inc. common stock               723,402     61,402,505      22,135,709
                                                                   ------------------------------
                                                                    124,286,645      32,608,876

MUTUAL FUNDS
Twentieth Century Ultra Investors Fund                 2,518,910    114,308,128      68,137,838
Prime Value Obligations Fund                          15,026,246     15,026,246      15,026,246
Templeton Foreign Fund                                 3,834,248     42,905,230      36,387,048
Income Fund of America                                 1,318,711     20,703,763      20,729,446
Fidelity Capital & Income fund                         2,400,827     22,231,659      22,915,798
Vanguard Index Trust 500 Portfolio                       641,283     85,662,574      77,089,407
PIMCO Total Return Fund                                1,223,046     12,144,844      12,629,905
Vanguard Fixed Income Long-Term Corporate Portfolio    1,342,746     10,943,379      11,835,475
ICM Small Company Portfolio Fund                         105,537      2,159,290       2,555,269
Brandywine Blue Fund                                     204,127      7,317,965       5,664,640
10 Uncommon Values Fund                                4,105,603     47,434,807      39,886,634
                                                                   ------------------------------
                                                                    380,837,885     312,857,706
LOAN ACCOUNT                                                          5,084,521               -
                                                                   ------------------------------
TOTAL INVESTMENTS                                                  $595,688,078    $430,945,609
                                                                   ==============================

                                                                     SCHEDULE II

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                  Line 27d--Schedule of Reportable Transactions

                                  Plan No. 003
                     Employer Identification No. 13-3216325

                          Year ended December 30, 1999

                                                                               CURRENT
                                                                                VALUE
                                                                              OF ASSET ON
  IDENTITY OF PARTY INVOLVED AND     PURCHASE       SALES         COST OF     TRANSACTION     NET GAIN
     DESCRIPTION OF ASSETS            PRICE         PRICE         ASSETS         DATE         (LOSS)
---------------------------------------------------------------------------------------------------------
CATEGORY (I)--SINGLE
  TRANSACTION IN EXCESS OF
  5% OF PLAN ASSETS

Vanguard Institutional Index Fund    $75,529,048   $75,529,048
Vanguard Index Trust 500 Portfolio                 $75,529,048   $48,407,509    75,529,048   $27,121,539
10 Uncommon Value Fund                24,010,012                                24,010,012

CATEGORY (III)--SERIES OF
  TRANSACTIONS IN EXCESS OF
  5% OF PLAN ASSETS
American Century Ultra
  Investors Fund                      12,698,093                                12,698,093
American Century Ultra
  Investors Fund                                    12,665,309     8,961,478    12,665,309     3,703,831

Vanguard Index Trust 500 Portfolio    92,831,698                                92,831,698
Vanguard Index Trust 500 Portfolio    90,571,009    58,249,764    90,571,009    32,321,245

10 Uncommon Value Fund                40,211,441                                40,211,441
10 Uncommon Value Fund                                 339,729       324,807       339,729        14,922

THERE WERE NO CATEGORY (II), OR (IV) TRANSACTIONS DURING THE YEAR ENDED DECEMBER 30, 1999.

                                  EXHIBIT INDEX


EXHIBIT NO.                                          DESCRIPTION
-----------                                          -----------

(23)                                                 Consent of Experts